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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of July, 1998                    Commission File Number: 001-12003

                               MERIDIAN GOLD INC.
                              (Name of Registrant)

                               9670 Gateway Drive
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F  [X]                            Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes  [X]                                    No [ ]


Meridian Gold Inc.                                 [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive                                 APPEARS HERE]
Reno, Nevada 89511
Phone:  702-850-3777
Fax:  702-850-3733


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MERIDIAN GOLD INC.
9670 GATEWAY DRIVE
RENO, NEVADA 89511
PHONE: (702) 850-3777
FAX:   (702) 850-3733

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       MERIDIAN GOLD ANNOUNCES A POSITIVE PRODUCTION DECISION ON EL PENON
                      (All dollar amounts in U.S. currency)

RENO, NEVADA, JULY 10, 1998 - Meridian Gold is pleased to announce a positive production decision on its El Penon project in northern Chile. The decision comes after reviewing the final feasibility study, which was based on lump sum bids for the processing plant facilities and unit price bids for the underground mine development.

Once fully operational, El Penon is expected to produce approximately 130,000 ounces of gold and 1.9 million ounces of silver per year over a currently-estimated mine life of 8 1/2 years. Using a constant gold price of $300/ounce and a constant silver price of $5.00/ounce, the project generates a double digit internal rate of return with a cash cost of production below $180 per ounce.

The major capital components include the processing facilities, which are based on lump sum bids, and the underground mine development costs, which are based on fixed unit price bids. Meridian has entered into final negotiations with two international engineering firms to complete EPC Contracts for the processing facility, and with two Chilean mining contractors to finalize a mine development contract.

The proven, probable and possible reserves of 1,143,000 ounces of gold and 17.9 million ounces of silver have been audited by Kvaerner Metals. In addition, the reserves have been independently reviewed by Pincock Allen & Holt and Micon International.

Meridian plans to use contract mining initially for both the underground and open pits. The underground reserves of 4.3 million tonnes have an average grade of 7 g/tonne gold and 102 g/tonne silver, and represent approximately 85% of the contained ounces.

The environmental impact statement for El Penon was approved by Chilean authorities in June.

The permanent power contract will be signed this month, which will provide low cost power from a Chilean utility. Final engineering will be undertaken during the third quarter and construction will commence in the fourth quarter of this year. The first gold pour is scheduled for the fourth quarter of 1999, with full commercial production to be achieved in the first quarter of 2000.

SBC Warburg Dillon Read has been retained as Meridian's financial advisor for the project's financing. Meridian plans to fund the construction of the project with about $40 million in debt and with internal cash. Meridian plans to secure the debt financing during the third quarter of this year while funding the ongoing work from its cash balances.

Meridian is extremely pleased with the work that has been achieved at El Penon and with the economic viability of the project at current low gold prices. The recent discovery of the new high-grade Quebrada Colorada zone is very important in that it may significantly alter the current mine plan and improve returns as

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these much higher grade ores are processed. The El Penon Project should provide
Meridian with a significant, low-cost, long-life base for future growth and profitability.

Meridian Gold Inc. is a proven, exploration-oriented gold producer, led by a strong management team committed to growth and possessing a healthy balance sheet. The common shares of Meridian are traded on The Toronto Stock Exchange
(MNG) and the New York Stock Exchange (MDG).

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Safe Harbor Statement under the United States Private Securities Litigation
Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (702) 850-3730 or 1-800-572-4519
     Investor Relations             Fax:  (702) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com






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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 15, 1998                   MERIDIAN GOLD INC.

                                       By: /s/ Brian J. Kennedy
                                           -------------------------------------
                                           Brian J. Kennedy
                                           President and Chief Executive Officer